Exhibit 99.2

AKUMIN INC.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Annual General and Special Meeting of shareholders (the “Meeting”) of Akumin Inc. (the “Company”) held on May 13, 2021. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular (the “Circular”) dated April 7, 2021 mailed to shareholders prior to the Meeting.

1.	Election of Directors

Each of the five nominees listed in the Circular was elected as a director of the Company for the ensuing year or until their successor is elected or appointed. The results of the votes cast are set out below:

Nominee	Votes For	Votes Withheld
	#	#
Thomas Davies	45,687,401	679,492
Stan Dunford	46,365,418	1,475
Murray Lee	42,491,780	3,875,113
James Webb	45,686,901	679,992
Riadh Zine	46,347,618	19,275

2.	Appointment of Auditors

Ernst & Young LLP was reappointed as the auditor of the Company until the next annual meeting of shareholders, and the Audit Committee of the Company was authorized to fix the remuneration of the auditors. The results of the votes cast are set out below:

Votes For	Votes Withheld
#	#
47,313,852	1,300

3.	Confirmation of Amended and Restated By-Law No. 1

The Company’s shareholders approved and confirmed amendments to the Company’s By-law No. 1 which are reflected in Amended and Restated By-Law No. 1, which amendments increase the quorum requirement for meetings of shareholders. The results of the votes cast are set out below:

Votes For	Votes Withheld
#	#
46,314,691	52,202

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